भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

06012649

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

FILE NO. 82-4524

क्रमांक / No. : CO / S & B / दिनांक / Date :

CO/S&B/PCR/2006/ 1071 01-04-2006

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

SUPPL

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 36

We enclose for your information a copy of our letter No.CO/S&B/PCR/2006/1068 dated the April 01, 2006 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

SEC MAIL PROCESSING RECEIVED APR 1 7 2006 WASH, D.C. 156 SECTION

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

PROCESSED
APR 19 2006
THOMSON FINANCIAL

dlw 4/18

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

FILE NO. 82.4524

क्रमांक / No. : CO / S & B / CO/S&B/PCR/2006/1068 दिनांक / Date : 01-04-2006

Dear Sir,

LISTING AGREEMENT:CLAUSE 36
INDEFINITE STRIKE w.e.f 03-04-2006

In terms of Clause 36 of the Listing Agreement, we advise that the All India State Bank Officers' Federation and All India State Bank of India Staff Federation have given a call for going on an indefinite strike w.e.f 03-04-2006.

Yours faithfully,

General Manager
(Shares & Bonds)

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B / FILE NO. 82-4524 दिनांक / Date :

PCR/2006/ 12-04-2006

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
SECRETARIAL AUDIT

We enclose for your information a copy of our letter No.CO/S&B/PCR/2006/1097 dated the April 12, 2006 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B /PCR/2005/1097

दिनांक / Date : 12-04-2006

Dear Sir,

FILE NO. 82.4524

SECRETARIAL AUDIT

In terms of Securities Exchange Board of India (SEBI)'s letter No.SMD/Policy/25475/2002 dated the 31st December, 2002, we forward herewith a certificate dated 1st April, 2006 issued by M/s Sudit K. Parekh & Co., Chartered Accountants for the quarter ended 31-03-2006, who have conducted Secretarial Audit of the Bank's capital and certified that:

i) The total of the shares held in NSDL, CDSL and in the physical form tally with the issued/paid-up capital.

a) Total equity shares held in physical form	32,99,67,052
b) Total equity shares held in dematerialized form	19,63,31,826
TOTAL	**52,62,98,878**

ii) The Register of Members (RoM) is updated.

iii) There are no changes in Share Capital (due to Rights, Bonus, Preferential Issue, IPO, Buy-Back, Capital Reduction, Amalgamation, De-merger etc) during the quarter ended 31st March, 2006.

iv) During the quarter January to March 2006, dematerialized requests have been confirmed within 21 days to NSDL/CDSL.

2. Kindly acknowledge receipt.

Yours faithfully,

General Manager
(Shares & Bonds)

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

Sudit K Parekh & Co

Chartered Accountants

12A Suleman Chambers, 4 Battery Street, Apollo Bunder, Mumbai 400 039
Tel + 91 22 22821141, 22834187 Fax + 91 22 22024193
E-Mail: admin@skparekh.com

AUDIT REPORT

E NO. 82/45

We have checked the Equity shares issued by State Bank Of India held in physical and dematerialised form as at 31st March 2006.The record of physical shares is maintained by the Registrar and Transfer Agent Datamatics Financial Software Services Ltd. and dematerialised shares data has been downloaded from CDSL and NSDL. The details as required by Regulation 55A of the SEBI [Depositories and Participants] Regulations, 1996 are provided as under:

1.	For Quarter ended	:	31st March 2006
2.	ISIN	:	INE062 A01012
3.	Face value	:	Rs.10/-
4.	Name of the Company	:	State Bank Of India
5.	Registered Office address	:	Corporate Centre, State Bank Bhavan, M.C. Road, Mumbai 400 021.
6.	Correspondence address	:	Corporate Centre, State Bank Bhavan, M.C. Road, Mumbai 400 021.
7.	Telephone & Fax Nos	:	22883888/22855348
8.	Email address	:	gm.snb@sbimail.co.in
9.	Names of the Stock Exchange where the company's securities are listed	:	BSE, NSE, Ahmedabad SE, Chennai SE, Kolkatta SE, Delhi SE.

		Number of shares	% of Total Listed Capital
10.	Issued capital	52,62,98,878	100%
11.	Listed capital (Exchange-wise) (as per company records)	52,62,98,878	100%
12.	Held in dematerialized form in CDSL	4,54,24,739	8.63%
13.	Held in dematerialized form in NSDL	15,09,07,087	28.67%
14.	Physical	32,99,67,052	62.70%
15.	Total no. of shares (12+13+14)	52,62,98,878	
16.	Reasons for difference if any, between (10 & 11) - (10 & 15) (11 & 15)	Not Applicable	

Audit & Tax Division

5th Floor
Oricon House
12 K Dubash Marg
Kalaghoda
Mumbai 400 023

Tel
+91 22 5655 0885

Fax
+91 22 5655 0877

E-mail:
admin@
itax.skparekh.com

17. Certifying the details of changes in share capital during the quarter under consideration as per table below:

Particulars	No. of shares	Applied / not applied for listing	Listed on stock Exchanges (specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In Principal Approval pending for SE (Specify names)
N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.

*** Rights, Bonus, preferential issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)

18. Register of members is updated (Yes / No) If yes updated upto which date : Yes, 31st March 2006

19. Reference of previous quarter with regards to excess Dematerialised Shares, if any — NIL

20. Has the company resolved the matter mentioned in point no. 19 above in the current quarter? If not, reason why? — NOT APPLICABLE

21. Mentioned the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay. Based on test check we have observed that during this quarter all dmat requests have been processed within 21 days. — NOT APPLICABLE

Total no. of demat requests confirmed after 21 days		No. of requests	No. of shares	Reasons for delay
Pending for more than 21 days		NOT APPLICABLE	NOT APPLICABLE	NOT APPLICABLE

22. Name, Telephone & Fax No. of the Compliance Officer of the Co. : Mr. C.R.Radhakrishnan
CGM Accounts & Compliance
Tel.No.22883888

23. Name, Address, Tel. & Fax No., Registration No. of the certifying CA/CS : M/s Sudit K. Parekh & Co.
5th Floor
Oricon House,
12, Dubash Marg,
Kalaghoda,
Mumbai 400 023.
Tel. No. 56550885/56550893.

		Fax No. 5655 0877. Reg. No. 110512W
24. Appointment of common agency for share registry work	If yes, (name and address)	Datamatics Financial Software Services Ltd. Plot No.A-16 & A-17, Part B Cross Lane, MIDC Marol, Andheri (E), Mumbai-400093.
25. Any other details that the CA/CS may like to provide (e.g. BIFR Company, delisting from SE)	NIL	

For **SUDIT K. PAREKH & CO.**
Chartered Accountants

(D. S. KHATRI)
Partner
M. No. 16316
Mumbai; dated: 1st April, 2006

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B / दिनांक / Date :

CO/S&B/PCR/2006/ 13-04-2006

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 36

We enclose for your information a copy of our letter No.CO/S&B/PCR/2006/1125 dated the April 13, 2006 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

भारतीय स्टेट बैंक
State Bank of India

Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B / PCR/2006/1125

दिनांक / Date : 13-04-2006

Dear Sir,

LISTING AGREEMENT:CLAUSE 36
MEDIUM TERM NOTE (MTN) PROGRAMME

In terms of Clause 36 of the Listing Agreement, we advise that the Bank have concluded the issue of USD 10 Mio, Step-up Callable Fixed Rate Notes, for a maximum tenor of 5 years with an initial coupon of 5.5% under the MTN Programme. The Bonds will be issued as of 13th April 2006.

Yours faithfully,

General Manager
(Shares & Bonds)

S.B.I. C.O. Mumbai
S & B Dept.

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

FILE NO. 82.4524

क्रमांक / No. : CO / S & B / दिनांक / Date :

FILE NO. 82.4524

CO/S&B/PCR/2006/ 12-04-2006

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 35

We enclose for your information a copy of our letter No.CO/S&B/PCR/2006/1090 dated the April 12, 2006 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

SEC MAIL RECEIVED PROCESSING SECTION APR 17 2006 WASH. DC 156

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

जा. क्रमांक / No. : CO/S&B/PCR/2006/ 1090

दिनांक / तारीख / Date : 12-04-2006

FILE NO. [illegible]4524

Dear Sir,

LISTING AGREEMENT : CLAUSE 35

In terms of Clause 35 of the Listing Agreement, we enclose a copy of shareholding pattern of the Bank as on the 31st March 2006. In this connection, we advise that only the following entities have shareholding of more than 1% of our equity.

Details of Shareholding of entities/ persons holding more than 1% of SBI Equity		
	No. of Shares held	% of Shares in total Equity
Reserve Bank of India	31,43,38,700	59.73
Financial Institutions: 1. Life Insurance Corporation of India	2,50,10,282	4.75
FIIs: 1. CLSA Merchant Bankers Ltd., A/c (Mauritius) Ltd.,	79,80,617	1.52
2. Fidelity Management & Research Co A/c Fidelity Investment Trust - Fidelity	72,00,000	1.37
Others (GDRs) 1. The Bank of New York (As depository for GDRs)	4,14,68,018	7.88
Total Holding of FIIs/NRIs/GDRs	10,43,67,807	19.83

2. Kindly acknowledge receipt.

Yours faithfully,

General Manager
(Shares & Bonds)

S & B Deptt. C.O. Mumbai

STATE BANK OF INDIA (EQUITY) CLAUSE - 35				
CATEGORYWISE REGISTER AS OF		31.03.2006		
	Category	SHARES HELD	%to Total	
A	**Promoter's Holdings**			
1	Promoters			
	- Indian Promoters	0	0.00	
	- Foreign Promoters	0	0.00	
2	Persons acting in Concert	314338700	59.73	1
	Sub Total	314338700	**59.73**	
B	**Non-Promoters Holdings**			
3	Institutional Investors			
a	Mutual Funds & UTI	26665088	5.07	2
b	Banks, Financial Instituions, Insurance Companies(Central/State Govt./Non-govt. Institutions)	34292300	6.52	3
c	FII's	62616686	11.90	4
	Sub Total	123574074	**23.48**	
4	Others			
a	Private Corporate Bodies	12274715	2.33	5
b	Indian Public	34360268	6.53	6
c	NRIs & OCB 's	283103	0.05	7
d	OTHERS (GDR'S)	41468018	7.88	8
	Sub Total	88386104	**16.79**	
	Grand-Total	526298878	**100.00**	

Date - 03/01/2006

			FORM A
SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT INDICES			
Name of the Company: State Bank of India			**PAGE 1**
	Scrip Code - 112	**Quarter Ended - 31.03.2006**	
Category Code	**Category**	**No. of Shares Held**	**% of Shareholding**
I	**CONTROLLING / STRATEGIC HOLDINGS**		
A	**BASED IN INDIA**		
1	Indian Individuals/HUFs & Relatives		
2	Indian Corporate Bodies/Trusts/Partnerships		
3	Persons acting in Concert (also include Suppliers/Customers)	314338700	59.73
4	Other Directors & Relatives (other than in I above)		
5	Employee Welfare Trusts/ESOPs(already converted into shares		
6	Banks/ Financial Institutions		
	Central / State Govt.		
8	Central / State Govt. Institutions		
9	Venture Funds / Private Equity Funds		
	Sub Total A	314338700	59.73
B	**BASED OVERSEAS**		
10	Foreign Individuals (including FDI)		
11	Foreign Corporate Bodies (including FDI)		
12	Non Resident Indians (individuals)		
13	Non Resident Indians Corporate Bodies		
	Sub Total B	NIL	
C	**GDR,s/ADRs/ADSs**		
	Sub Total C	NIL	
D	**OTHERS (Please specify here)**		
	Sub Total D	NIL	
E	**ANY OTHER SHARES LOCKED-IN (except covered above)**		
	Sub Total E	NIL	
	SUB TOTAL I	314338700	59.73
			contd.....

S.B.I. C.O. Mumbai S & C Deptt.

Name of the Company: State Bank of India			PAGE 2
	Scrip Code - 112	Quarter Ended - 31.03.2008	
Category Code	Category	No. of Shares Held	% of Shareholding
II	FREE FLOAT		
A	BASED IN INDIA		
1	Indian Individuals/HUFs	30512715	5.80
2	Indian Corporate Bodies/Trusts/Parterships	12274715	2.33
3	Independent Directors & Relatives	0	0.00
4	Present Employees (Physical shareholdings)	3847553	0.73
5	Banks/Financial Institutions	25279547	4.80
6	Central / State Govt.	4182048	0.79
7	Central / State Govt.Institutions	0	0.00
8	Insurance Companies	4840035	0.92
9	Mutual Funds	26655758	5.06
10	Venture Funds/Private Equity Funds		0.00
11	Customers		0.00
12	Suppliers		0.00
	SUB TOTAL A	**107592371**	**20.44**
B	BASED OVERSEAS		
13	Foreign Individuals	0	0.00
14	Foreign Corporate Bodies	1986	0.00
15	Foreign Institutional Investors (SEBI - registered)	62616686	11.90
16	Non Resident Indians (Individuals)	281117	0.05
17	Non Resident Indian Corporate Bodies		0.00
	SUB TOTAL B	**62899789**	**11.95**
C	GDRs/ADRs/ADSs	41468018	7.88
	SUB TOTAL C	**41468018**	**7.88**
D	OTHERS (Please specify here)		
	SUB TOTAL D		
	SUB TOTAL II	**211960178**	**40.27**
	GRAND TOTAL	**526298878**	**100.00**
	BROAD SUMMARY OF HOLDINGS		
	Total Controlling / Strategic Holdings	314338700	59.73
	Total Free-Float	211960178	40.27
	GRAND TOTAL	**526298878**	**100.00**
	SUMMARY OF DOMESTIC/FOREIGN HOLDINGS		
	Total Domestic Holdings	107592371	20.44
	Total Foreign Holdings	104367807	19.83
		211960178	40.27

FORM C

FREE-FLOAT HOLDERS
DISCLOSE ONLY HOLDINGS OF 1% & ABOVE
(List of holders categorywise)

Name of the Company: State Bank of India
Scrip Code - 112 Quarter Ended - 31.03.2006

SL NO	HOLDER NAME	No. of Shares Held	% of Shareholding	Category Code	Relationship,if any with any	
					one in I	
1	The Bank Of New York	41468018	7.88			
2	Life Insurance Corporation Of India	25010282	4.75			
3	CLSA Merchant Bankers Ltd. A/c (Mauritius) Ltd.	7980617	1.52			
4	Fidelity Management & Research Co. A/C	7200000	1.37			
	Fidelity Investment Trust - Fidelity					
	GRAND TOTAL	81658917	15.52			